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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)

                              EXCO Resources, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.02 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  269279 20 4
          ----------------------------------------------------------
                                 (CUSIP Number)

                               William L. Boeing
                            Haynes and Boone, L.L.P.
                          901 Main Street, Suite 3100
                              Dallas, Texas  75202
                                 (214) 651-5553
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                August 13, 1998
          ----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D


--------------------------                                                             ---------------------------------
 CUSIP No.  269279-20-4                                                                Page    2    of    6   Pages
                                                                                            --------  --------
--------------------------                                                             ---------------------------------
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      1      NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. (entities only)
                     Douglas H. Miller
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      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                  (a)  [ ]
                                                                                                               (b)  [ ]
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      3      SEC USE ONLY
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      4      SOURCE OF FUNDS
                     PF, BK
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      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]

------------------------------------------------------------------------------------------------------------------------
      6      CITIZENSHIP OR PLACE OF ORGANIZATION
                     United States
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                                            SOLE VOTING POWER
                                    7
                                              Douglas H. Miller -406,711(1) (2)
           NUMBER OF
            SHARES           -------------------------------------------------------------------------------------------
         BENEFICIALLY                       SHARED VOTING POWER
           OWNED BY                 8
            EACH                              0
         REPORTING           -------------------------------------------------------------------------------------------
           PERSON                           SOLE DISPOSITIVE POWER
            WITH                    9
                                              Douglas H. Miller - 406,711(1) (2)
                             -------------------------------------------------------------------------------------------
                                            SHARED DISPOSITIVE POWER
                                    10
                                              0
------------------------------------------------------------------------------------------------------------------------
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11
                     Douglas H. Miller - 406, 711(1) (2)
------------------------------------------------------------------------------------------------------------------------
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                  [ ]
      12

------------------------------------------------------------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      13
                     Douglas H. Miller - 6.2% (voting, dispositive)(1) (2)
------------------------------------------------------------------------------------------------------------------------
             TYPE OF REPORTING PERSON*
      14
                     Douglas H. Miller - IN
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

(1) The Reporting Person has acquired 200,000 shares of the Issuer's common stock, par value $.02 per share (the "Common Stock") for $6.00 per share pursuant to the exercise of rights granted to the Issuer's existing shareholders under the terms of the offering (the "Rights Offering"). The amount listed also takes into account a two-for-one reverse stock split consummated by the Issuer in March, 1998.

(2) The number reported does not include 16,500 shares of Common Stock owned by The Miller's Children's Trust, a Trust created by the Reporting Person. The Reporting Person is not the Trustee nor a beneficiary of The Miller's Children's Trust.

Item 1.          Security and Issuer.

         (a)     Title of Class of
                 Equity Securities:          Common Stock

         (b)     Name of Issuer:             EXCO Resources, Inc.

         (c)     Address of Issuer's
                 Principal Executive Offices:

                                             5735 Pineland Drive, Suite 235
                                             Dallas, Texas 75231


Item 2.          Identity and Background.

         (a)     Name:            Douglas H. Miller

         (b)     Residence or
                 Business Address:           5735 Pineland Drive, Suite 235
                                             Dallas, Texas 75231

         (c)     Principal Business:         Present principal occupation or
                                             employment and the name, principal
                                             business address of any
                                             corporation in which such
                                             employment is conducted: Chairman
                                             of the Board and Chief Executive
                                             Officer of the Issuer at the
                                             address above.

         (d)     Criminal Convictions during the past five years:  None.

         (e) Whether, during the past five years, he was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws: None.

         (f)     United States.


Item 3.          Source and Amount of Funds or Other Consideration.

                 The shares of Common Stock acquired by the Reporting Person pursuant to the Rights Offering were acquired with $300,000 in personal funds and $900,000 in funds borrowed under a $1.5 million unsecured line of credit with Compass Bank for a term of two years at an interest rate of 7.2%. The Reporting Person may make interest-only payments until the end of the term of the loan and no prepayment penalty exists.





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Item 4.          Purpose of the Transaction.

                 The Reporting Person acquired 200,000 shares of Common Stock pursuant to the exercise of rights issued in the Rights Offering. The acquisition of the shares of Common Stock by the Reporting Person fulfilled a condition to the purchase of 1,670,000 shares of the Issuer's Common Stock by the standby purchasers to the Rights Offering.

Item 5.          Interest in Securities of the Issuer.

(a) and (b):     See Items 7 through 11 on the cover page of this Amendment
                 No.2 to Schedule 13D.

(c) The only transaction by the Reporting Person which has occurred since the filing of Amendment No.1 has been the acquisition of the 200,000 shares reported herein.

(d) Rights of others known by the undersigned to receive or direct the receipt of dividends from, or the proceeds from the sale of, the securities: None.

(e)              Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                 On July 16, 1998, the Issuer executed agreements with two standby purchasers for the purchase of up to 2,835,000 shares of Common Stock not purchased by the Issuer's existing shareholders in the Rights Offering. The standby purchases were conditioned on the selling of a minimum number of shares of Common Stock in the Rights Offering, including the purchase of 200,000 shares by the Reporting Person.


Item 7.          Material to be Filed as Exhibits.

                 Standby Purchase Commitment between EXCO Resources, Inc. on the one hand and Ares Management, L.P. on behalf of Ares Leveraged Investment Fund, L.P. on the other hand filed as Exhibit 10.1 to the Issuer's Form S-2 (333-49135) filed July 16, 1998.

                 Standby Purchase Commitment between EXCO Resources, Inc. on the one hand and Oaktree Capital Management, LLC on the other hand filed as Exhibit 10.6 to the Issuer's Form S-2 (333-49135) filed July 16, 1998.





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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 1998.


                                           /s/ DOUGLAS H. MILLER
                                           ------------------------------------
                                           DOUGLAS H. MILLER





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